Exhibit 99.7

Rights Offering to Holders of
KB Financial Group Inc.
American Depositary Shares

August 7, 2009

To	Our Clients who are Beneficial Owners of American Depositary Shares of KB Financial Group Inc.

In connection with the offering by KB Financial Group Inc. (“KBFG”) (i) to holders of its common stock of rights to subscribe for new shares of common stock (referred to herein as the “share rights”) and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (the “ADS rights”), please find enclosed a Prospectus, dated July 10, 2009, together with a Prospectus Supplement, dated August 7, 2009 (collectively, the “Prospectus”). Citibank, N.A. has been appointed as the ADS rights agent by KBFG. The Prospectus is being furnished to you as the beneficial owner of ADSs held by us for your account. In addition, please find the attached Subscription/Sale Instructions for ADS Rights, which must be completed by you in order to direct the exercise or the sale of your ADS rights. KBFG has made arrangements with Citibank, N.A., as ADS rights agent for the ADSs, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on July 27, 2009 (the “ADS record date”) upon the terms set forth in the Prospectus. Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on August 21, 2009 (the “ADS rights expiration date”).

ADS RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON AUGUST 21, 2009 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of your ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

You will receive 0.0776839 ADS right for every ADS you hold on the ADS record date. One (1) ADS right will entitle you to subscribe for one (1) new ADS. To validly subscribe for new ADSs, you will need to tender to the ADS rights agent US$33.56 for each new ADS you wish to subscribe for, which is 110% of the U.S. dollar equivalent of the maximum share subscription price of KRW37,250, based on the market average exchange rate between the U.S. dollar and the Korean Won, as announced by Seoul Money Brokerage Services, Ltd., in effect on August 6, 2009, in order to account for possible exchange rate fluctuation and any currency conversion expenses. The final ADS subscription price will be the U.S. dollar equivalent of the final share subscription price determined in accordance with the methodology described in the Prospectus, based on the exchange rate between the U.S. dollar and the Korean Won on or about August 25, 2009 at which KBFG can convert U.S. dollar amounts to Won amounts (the “final ADS subscription price”). If the amount you pay is more than the final ADS subscription price, the ADS right agent will refund to you such aggregate excess without interest. If the amount you pay to subscribe each new ADS is insufficient to pay the final ADS subscription price, the ADS rights agent will pay the amount of the shortfall of the final ADS subscription price to KBFG on your behalf, and you will need to reimburse to the ADS rights agent the amount of such shortfall prior to your receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount you pay to subscribe each new ADS is insufficient to cover, or exceeds, the final ADS subscription price.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Unexercised ADS Rights

If ADS rights are not sold or exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

Sale of ADS rights

The ADS rights agent will charge you customary fees (up to US$0.02 per ADS right sold), taxes and expenses for selling ADS rights. The ADS rights will be admitted for trading on The New York Stock Exchange. If you wish to sell any ADS rights, you may direct us to instruct the ADS rights agent to sell any such ADS rights by so indicating on the enclosed Subscription/Sale Instructions for ADS Rights and delivering the signed and completed Subscription/Sale Instructions for ADS Rights to us in time to enable us to instruct the ADS rights agent before 5:00 p.m. (New York City time) on August 14, 2009. The proceeds of any ADS rights sold (after deduction of applicable fees of up to US$0.02 per ADS right sold, taxes and expenses), will be remitted to you after the expiration of the ADS rights subscription period. The net sale proceeds that you are entitled to for your ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. Neither KBFG nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which any ADS rights will be sold.

The exercise of your ADS rights may be made only by us pursuant to your instructions. In the absence of proper instructions from you to exercise your ADS rights, together with the required payment, we will not exercise your ADS rights and your ADS rights will lapse. Accordingly, your prompt attention is requested. If you wish for us to sell your ADS rights or exercise your ADS rights pursuant to the terms and subject to the conditions set forth in the Prospectus, please complete, execute and deliver to us the Subscription/Sale Instructions for ADS Rights provided herewith, along with payment in the correct amount for the new ADSs you wish to subscribe for pursuant to your ADS rights. If you have questions regarding the ADS rights offering, please contact us.

KB FINANCIAL GROUP INC.
SUBSCRIPTION/SALE INSTRUCTIONS FOR ADS RIGHTS

The undersigned beneficial owner (the “Beneficial Owner”) of           ADS rights of KB Financial Group Inc. hereby acknowledges receipt of the Prospectus for the distribution of ADS rights and provides to you the following instructions in connection with the offering of new ADSs:

1.	Please exercise ADS rights held for our account as follows (1 ADS right = 1 new ADS):

X US$33.56 = US$
(no. of new ADSs subscribed)

2.	Please direct the ADS rights agent to sell all ADS rights held for our account. (please mark box) ☐

3.	Please direct the ADS rights agent to sell ADS rights held for our account and subscribe for new ADSs as indicated in (1) above. (please mark box) ☐

Name:	Address:

Signature:

Printed names (if signatory is not the Beneficial Owner):	Telephone Number:

Title or Capacity (if signatory is not the Beneficial Owner):	Tax ID or Social Security Number:

Date Executed:

THIS FORM MUST BE RETURNED, ALONG WITH PAYMENT FOR THE TOTAL U.S. DOLLAR AMOUNT DUE UNDER (1) ABOVE, TO THE BENEFICIAL OWNER’S BANK OR BROKER AND NOT TO CITIBANK, N.A. WITH SUFFICIENT TIME FOR THE BENEFICIAL OWNER’S BANK OR BROKER TO INSTRUCT THE ADS RIGHTS AGENT TO EXECUTE THE ABOVE TRANSACTIONS PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD.

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